UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HEARST-ARGYLE TELEVISION, INC.
(Name of Subject Company)

THE HEARST FAMILY TRUST
THE HEARST CORPORATION
HEARST HOLDINGS, INC.
HEARST BROADCASTING, INC.
(Name of Filing Persons (Offeror))
Series A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
422317 10 7
(CUSIP Number of Class of Securities)

Eve B. Burton
The Hearst Corporation
300 West 57th Street
New York, New York 10019
(212) 649-2045
(Name Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copy to:
John A. Healy
Kathleen L. Werner
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBIT INDEX
Exhibit No.
99.1	Press release dated April 27, 2009.